SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9/A SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

GUCCI GROUP N.V.

(Name of Subject Company)

GUCCI GROUP N.V.

(Name of Person(s) Filing Statement)

COMMON SHARES, NOMINAL VALUE €1.02 PER SHARE

(Title of Class of Securities)

401566104

(CUSIP Number of Class of Securities)

Allan A. Tuttle Gucci Group N.V. Rembrandt Tower Amstelplein 1 HA 1096 Amsterdam The Netherlands 011 31 20 462 1700 ______________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to: Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London E14 5DS, England 011 44 20 7519 7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on April 1, 2004 (the "Schedule 14D-9"), by Gucci Group N.V., a naamloze vennootschap organized under the laws of the Netherlands ("Gucci" or the "Company") relating to the tender offer made by Pinault-Printemps-Redoute S.A. ("PPR"), a societe anonyme organized under the laws of the Republic of France, as set forth in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement filed by PPR on Schedule TO, dated April 1, 2004 (the "Schedule TO"), to pay $85.52 net to the seller in cash, without interest thereon, for each common share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.        Additional Information to be Furnished.

Item 8 is hereby amended and supplemented by adding thereto the following:

In connection with the previously-announced offer by PPR to purchase all of the outstanding common shares of the Company not beneficially owned by PPR at a price of $82.52 per share in cash, PPR filed tender offer documents on Schedule TO relating to the offer with the SEC and made such documents available in The Netherlands on April 1, 2004. In accordance with the terms of an exemption granted by the Autoriteit Financiële Markten on March 30, 2004 with respect to the Company information included in the tender offer documents, the Company committed to make certain audited financial information with respect to the fiscal year ended January 31, 2004 available on or before April 19, 2004.

Accordingly, the Company has made available the following audited financial information for the fiscal year ended January 31, 2004: (i) a consolidated balance sheet, (ii) a consolidated income statement, (iii) a consolidated statement of cash flows, (iv) a statement of changes in equity, (v) a summary of accounting policies used in the preparation of the financial statements set forth above; and (vi) explanatory notes (including a reconciliation to US generally accepted accounting principles); all prepared in accordance with international accounting standards ("IAS") and accompanied by an auditor's report in accordance with IAS. Such financial information for the fiscal year ended January 31, 2004 is attached as Exhibit (a)(5)(R) hereto, and a press release issued by the Company on April 19, 2004 announcing the availability of such financial information is attached as Exhibit (a)(5)(S) hereto.

Item 9.        Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.

(a)(5)(R)	Financial information of Gucci Group N.V. for the fiscal year ended January 31, 2004, required by the Autoriteit Financiële Markten to be made available

(a)(5)(S)	Press release issued by Gucci Group N.V. on April 19, 2004 announcing the availability of certain financial information of Gucci Group N.V.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allan A. Tuttle

Name:	Allan A. Tuttle
Title:	General Counsel

Date:	April 20, 2004

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(5)(R)	Financial information of Gucci Group N.V. for the fiscal year ended January 31, 2004, required by the Autoriteit Financiële Markten to be made available

(a)(5)(S)	Press release issued by Gucci Group N.V. on April 19, 2004 announcing the availability of certain financial information of Gucci Group N.V.